                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF                  JUNE                      , 2003
                 -------------------------------------------  ----


         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(b)(1):
                                           ---------------

NOTE: REGULATION S-T RULE 101(b)(1) ONLY PERMITS THE SUBMISSION IN PAPER OF A FORM 6-K IF SUBMITTED SOLELY TO PROVIDE AND ATTACHED ANNUAL REPORT TO SECURITY HOLDERS.

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(b)(7):
                                           ---------------

NOTE: REGULATION S-T RULE 101(b)(7) ONLY PERMITS THE SUBMISSION IN PAPER OF A FORM 6-K IF SUBMITTED TO FURNISH A REPORT OR OTHER DOCUMENT THAT THE REGISTRANT FOREIGN PRIVATE ISSUER MUST FURNISH AND MAKE PUBLIC UNDER THE LAWS OF THE JURISDICTION IN WHICH THE REGISTRANT IS INCORPORATED, DOMICILED OR LEGALLY ORGANIZED (THE REGISTRANT'S "HOME COUNTRY"), OR UNDER THE RULES OF THE HOME COUNTRY EXCHANGE ON WHICH THE REGISTRANT'S SECURITIES ARE TRADED, AS LONG AS THE REPORT OR OTHER DOCUMENT IS NOT A PRESS RELEASE, IS NOT REQUIRED TO BE AND HAS NOT BEEN DISTRIBUTED TO THE REGISTRANT'S SECURITY HOLDERS, AND, IF DISCUSSING A MATERIAL EVENT, HAS ALREADY BEEN THE SUBJECT OF A FORM 6-K SUBMISSION OR OTHER COMMISSION FILING ON EDGAR.

INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934
YES [ ] NO [X]

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

     Attached hereto are two press releases being issued on June 11, 2003 by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. The first press release is being distributed outside Indonesia, including in the United States. The second press release is being distributed only in Indonesia.

                                  PRESS RELEASE
                            No. TEL   /PR000/UHI/2003


     Bandung, June 11, 2003 - PT (Persero) Telekomunikasi Indonesia Tbk ("TELKOM") hereby announces the following with respect to TELKOM's annual report on 20-F:


     U.S. FILINGS

     TELKOM is filing an amendment to its annual report on Form 20-F for the year ended December 31, 2002 (the "Amended 20-F") to:

     o remove the 2002 reports of TELKOM's auditors and the auditors of TELKOM's subsidiary, P.T. Telekomunikasi Selular, or Telkomsel;

     o identify the consolidated financial statements in the Amended 20-F as "unaudited" and indicate that TELKOM's consolidated financial statements have not been audited by an independent accounting firm qualified in accordance with SEC requirements;

     o    furnish an explanation of the foregoing;

     o describe the review by the SEC's Division Corporation Finance of TELKOM's 20-F, and of TELKOM's public statements regarding its 20-F, and the referral of these matters to the SEC's Division of Enforcement;

     o discuss the material consequences of the deficiencies in TELKOM's 20-F, of TELKOM's public statements regarding the 20-F and of an SEC enforcement action regarding the same; and

     o describe TELKOM's plan to bring the 20-F into full compliance with applicable SEC regulations.

     Explanation of TELKOM's removal of the 2002 audit reports and the identification of TELKOM's consolidated financial statements as "unaudited." The firm TELKOM engaged to perform its audit for the year ended December 31, 2002, Grant Thornton Eddy Pianto (recently renamed KAP Jimmy Budhi), did not:

     o subject its audit work on TELKOM's consolidated financial statements to the quality control procedures of an associated firm that is a member of the AICPA's SEC Practice Section; or

     o undergo and complete the credentialing process of the SEC's Office of Chief Accountant, which requires that an independent accounting firm demonstrate to the SEC's staff its competence and expertise in applying U.S. generally accepted accounting principles, U.S. generally accepted auditing standards,

          SEC financial reporting rules and regulations and SEC independence requirements.

As a result, the independent accounting firm that TELKOM engaged to perform the audit work for 2002 does not meet the SEC's qualification standards for audit firms, and accordingly, TELKOM's consolidated financial statements are not audited for the purposes of the 20-F, which must comply with SEC standards. To reflect this, TELKOM has removed the 2002 audit reports from the 20-F and identified the consolidated financial statements throughout the 20-F as "unaudited."

     TELKOM has had its consolidated financial statements audited in accordance with Indonesian generally accepted auditing standards and the applicable rules of the Indonesian securities regulator, BAPEPAM, and the Indonesian stock exchanges, and none of these Indonesian authorities has informed TELKOM of any objections to its consolidated financial statements. See "-- Compliance with Indonesian auditing standards" below.

     In addition, the independent accounting firm retained to audit the 2002 financial statements of TELKOM's subsidiary Telkomsel, Kantor Akuntan Publik Drs. Hadi Sutanto & Rekan, has not authorized the inclusion of its 2002 audit report in the 20-F, and TELKOM is therefore removing that audit report from the 20-F. In a letter addressed to TELKOM's auditor, Telkomsel's auditor explained that it had not been able to authorize the inclusion of its 2002 audit report on Telkomsel principally because TELKOM's auditor did not meet the SEC's qualification standards for audit firms. Furthermore, failure by TELKOM's auditor to obtain proper authorization from Telkomsel's auditor before issuing TELKOM's audit report is another reason for the removal of TELKOM's 2002 audit report from the 20-F. U.S. generally accepted auditing standards require a principal auditor to qualify or disclaim an opinion on the financial statements taken as a whole if the principal auditor is unable to rely on the work of another auditor involved in the audit.

     SEC review of the Amended 20-F and possible enforcement action. The staff of the SEC has informed TELKOM that:

     o In its view, because of the deficiencies in the 2002 audit reports described above, the 20-F does not comply with U.S. securities laws and SEC rules;

     o In its view, TELKOM's May 27, 2003 press release (filed with the SEC on Form 6-K on May 28, 2003) describing the 20-F and TELKOM's correspondence with the SEC regarding the deficiencies in the 20-F grossly understates the nature and severity of the staff's concerns regarding these matters; and

     o    These matters have been referred to the SEC's Division of Enforcement;

     Material consequences. As a result of the deficiencies in the 20-F described above and the SEC review and possible enforcement action relating to the 20-F and to TELKOM's May 27, 2003 press release:

     o TELKOM may be subject to liability for failure to comply with U.S. securities laws and SEC rules in an enforcement action by the SEC; TELKOM cannot at this time predict what if any action the SEC might take against TELKOM, but any such actions could result in monetary penalties, actions taken against TELKOM's commissioners and directors and suspension of trading or de-listing of TELKOM's American Depositary

          Shares, or ADSs, on the New York Stock Exchange; any of the foregoing could have a material adverse impact on TELKOM and on the market price and liquidity of TELKOM's ADSs;

     o TELKOM is required to file another amended 20-F that fully complies with SEC rules; because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act; however, TELKOM will endeavor to proceed with this audit as expeditiously as possible;

     o The other exchanges on which TELKOM's equity securities are listed or the securities regulators in those exchanges' jurisdictions could decide to suspend trading or de-list TELKOM's securities or otherwise initiate their own reviews, investigations or enforcement actions;

     o Until TELKOM is able to file an amended 20-F that contains SEC-compliant audited consolidated financial statements and that otherwise fully complies with SEC rules, TELKOM's chief executive officer and chief financial officer will not be able to make the certifications required in the 20-F (including the Amended 20-F) under sections 302 and 906 of the Sarbanes-Oxley Act of 2002; and

     o Until the 20-F complies with SEC requirements and until matters with the SEC are resolved, TELKOM expects that its ability to access international capital markets will be materially hampered.

     In addition, an SEC enforcement action, a de-listing of TELKOM's ADSs from the New York Stock Exchange or a failure to file an amended 20-F that complies with SEC requirements by the filing deadline will, in the absence of waivers or amendments from TELKOM's bank lenders, result in breaches in covenants with its bank lenders and possibly defaults that lead to acceleration of TELKOM's bank debt. TELKOM is currently reviewing its loan agreements to determine the precise impact of developments and potential developments as described in this section on its compliance with those agreements.

     TELKOM's management is currently investigating other possible ramifications of the deficiencies in the 20-F and its May 27, 2003 press release.

     Compliance plan. TELKOM's board of commissioners, board of directors and audit committee have decided to take the following steps to bring the 20-F into full compliance with SEC rules:

     o TELKOM will seek to have its consolidated financial statements audited by an audit firm qualified to perform an audit under U.S. securities laws and SEC rules and to have this audit firm issue an audit report; although TELKOM will endeavor to do this as expeditiously as possible, the number of firms currently qualified to do this in Indonesia is limited and several of them may not be able to perform the TELKOM audit due to conflicts of interest;

     o TELKOM intends to confirm that its auditor will obtain necessary authorization to use in the 20-F the separate reports of the auditors of its subsidiaries whose audit reports are referred to in TELKOM's audit report included in its SEC compliant 20-F; and

     o TELKOM intends to make its 20-F fully compliant with SEC rules and promptly thereafter file another amendment to the 20-F with the SEC; however, because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act; however, TELKOM will endeavor to proceed with this audit as expeditiously as possible.

     In addition, TELKOM intends to undertake all necessary action to comply with any requirements of the stock exchanges on which TELKOM's equity securities are listed and of BAPEPAM and the other securities regulators having jurisdiction over TELKOM regarding the matters discussed in this section.

     Although TELKOM intends to follow through on each aspect of the foregoing compliance plan, TELKOM cannot assure that it will succeed in meeting its ultimate goals of filing an amended 20-F that fully complies with SEC requirements and of otherwise achieving full compliance. Failure to achieve full compliance could have a material adverse impact on TELKOM as more fully specified under the heading "Material consequences" above.


     INDONESIAN FILINGS

     TELKOM confirms that its consolidated financial statements for the year ended December 31, 2002 have been audited in accordance with Indonesian generally accepted auditing standards and the applicable rules of the Indonesian securities regulator, BAPEPAM, and the Indonesian stock exchanges.

     Neither BAPEPAM nor any Indonesian stock exchange has informed TELKOM of any objection to its 2002 consolidated financial statements. In addition, TELKOM's shareholders ratified TELKOM's 2002 consolidated financial statements at its annual general meeting on May 9, 2003.

     TELKOM confirms that it intends to pay an aggregate dividend to shareholders on June 12, 2003 as approved at its annual general meeting held on May 9, 2003.

     Woejanto Surandji
     -------------------
     Corporate Secretary


     For further information, please contact:

     Investor Relations Unit
     PT Telekomunikasi Indonesia, Tbk
     Tel: 62-21-5215109
     Fax: 62-21-5220500
     Email: investor@telkom.co.id
     Website: www.telkom.co.id

                                  PRESS RELEASE
                           No. TEL   /PR000/UHI/2003


     Bandung, June 11, 2003 - PT (Persero) Telekomunikasi Indonesia Tbk ("TELKOM") hereby announces the following with respect to TELKOM's annual report on 20-F:


     INDONESIAN FILINGS

     TELKOM confirms that its consolidated financial statements for the year ended December 31, 2002 have been audited in accordance with Indonesian generally accepted auditing standards and the applicable rules of the Indonesian securities regulator, BAPEPAM, and the Indonesian stock exchanges.

     Neither BAPEPAM nor any Indonesian stock exchange has informed TELKOM of any objection to its 2002 consolidated financial statements. In addition, TELKOM's shareholders ratified TELKOM's 2002 consolidated financial statements at its annual general meeting on May 9, 2003.

     TELKOM confirms that it intends to pay a dividend to shareholders on June 12, 2003 as approved at its annual general meeting held on May 9, 2003.


     U.S. FILINGS

     TELKOM is filing an amendment to its annual report on Form 20-F for the year ended December 31, 2002 (the "Amended 20-F") to:

     o remove the 2002 reports of TELKOM's auditors and the auditors of TELKOM's subsidiary, P.T. Telekomunikasi Selular, or Telkomsel;

     o identify the consolidated financial statements in the Amended 20-F as "unaudited" and indicate that TELKOM's consolidated financial statements have not been audited by an independent accounting firm qualified in accordance with SEC requirements;

     o    furnish an explanation of the foregoing;

     o describe the review by the SEC's Division Corporation Finance of TELKOM's 20-F, and of TELKOM's public statements regarding its 20-F, and the referral of these matters to the SEC's Division of Enforcement;

     o discuss the material consequences of the deficiencies in TELKOM's 20-F, of TELKOM's public statements regarding the 20-F and of an SEC enforcement action regarding the same; and

     o describe TELKOM's plan to bring the 20-F into full compliance with applicable SEC regulations.

     Explanation of TELKOM's removal of the 2002 audit reports and the identification of TELKOM's consolidated financial statements as "unaudited." The firm TELKOM engaged to perform its audit for the year ended December 31, 2002, Grant Thornton Eddy Pianto (recently renamed KAP Jimmy Budhi), did not:

     o subject its audit work on TELKOM's consolidated financial statements to the quality control procedures of an associated firm that is a member of the AICPA's SEC Practice Section; or

     o undergo and complete the credentialing process of the SEC's Office of Chief Accountant, which requires that an independent accounting firm demonstrate to the SEC's staff its competence and expertise in applying U.S. generally accepted accounting principles, U.S. generally accepted auditing standards, SEC financial reporting rules and regulations and SEC independence requirements.

As a result, the independent accounting firm that TELKOM engaged to perform the audit work for 2002 does not meet the SEC's qualification standards for audit firms, and accordingly, TELKOM's consolidated financial statements are not audited for the purposes of the 20-F, which must comply with SEC standards. To reflect this, TELKOM has removed the 2002 audit reports from the 20-F and identified the consolidated financial statements throughout the 20-F as "unaudited."

     TELKOM has had its consolidated financial statements audited in accordance with Indonesian generally accepted auditing standards and the applicable rules of the Indonesian securities regulator, BAPEPAM, and the Indonesian stock exchanges, and none of these Indonesian authorities has informed TELKOM of any objections to its consolidated financial statements. See "-- Compliance with Indonesian auditing standards" below.

     In addition, the independent accounting firm retained to audit the 2002 financial statements of TELKOM's subsidiary Telkomsel, Kantor Akuntan Publik Drs. Hadi Sutanto & Rekan, has not authorized the inclusion of its 2002 audit report in the 20-F, and TELKOM is therefore removing that audit report from the 20-F. In a letter addressed to TELKOM's auditor, Telkomsel's auditor explained that it had not been able to authorize the inclusion of its 2002 audit report on Telkomsel principally because TELKOM's auditor did not meet the SEC's qualification standards for audit firms. Furthermore, failure by TELKOM's auditor to obtain proper authorization from Telkomsel's auditor before issuing TELKOM's audit report is another reason for the removal of TELKOM's 2002 audit report from the 20-F. U.S. generally accepted auditing standards require a principal auditor to qualify or disclaim an opinion on the financial statements taken as a whole if the principal auditor is unable to rely on the work of another auditor involved in the audit.

     SEC review of the Amended 20-F and possible enforcement action. The staff of the SEC has informed TELKOM that:

     o In its view, because of the deficiencies in the 2002 audit reports described above, the 20-F does not comply with U.S. securities laws and SEC rules;

     o In its view, TELKOM's May 27, 2003 press release (filed with the SEC on Form 6-K on May 28, 2003) describing the 20-F and TELKOM's correspondence with the SEC regarding the deficiencies in the 20-F grossly understates the nature and severity of the staff's concerns regarding these matters; and

     o    These matters have been referred to the SEC's Division of Enforcement;

     Material consequences. As a result of the deficiencies in the 20-F described above and the SEC review and possible enforcement action relating to the 20-F and to TELKOM's May 27, 2003 press release:

     o TELKOM may be subject to liability for failure to comply with U.S. securities laws and SEC rules in an enforcement action by the SEC; TELKOM cannot at this time predict what if any action the SEC might take against TELKOM, but any such actions could result in monetary penalties, actions taken against TELKOM's commissioners and directors and suspension of trading or de-listing of TELKOM's American Depositary Shares, or ADSs, on the New York Stock Exchange; any of the foregoing could have a material adverse impact on TELKOM and on the market price and liquidity of TELKOM's ADSs;

     o TELKOM is required to file another amended 20-F that fully complies with SEC rules; because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act; however, TELKOM will endeavor to proceed with this audit as expeditiously as possible;

     o The other exchanges on which TELKOM's equity securities are listed or the securities regulators in those exchanges' jurisdictions could decide to suspend trading or de-list TELKOM's securities or otherwise initiate their own reviews, investigations or enforcement actions;

     o Until TELKOM is able to file an amended 20-F that contains SEC-compliant audited consolidated financial statements and that otherwise fully complies with SEC rules, TELKOM's chief executive officer and chief financial officer will not be able to make the certifications required in the 20-F (including the Amended 20-F) under sections 302 and 906 of the Sarbanes-Oxley Act of 2002; and

     o Until the 20-F complies with SEC requirements and until matters with the SEC are resolved, TELKOM expects that its ability to access international capital markets will be materially hampered.

     In addition, an SEC enforcement action, a de-listing of TELKOM's ADSs from the New York Stock Exchange or a failure to file an amended 20-F that complies with SEC requirements by the filing deadline will, in the absence of waivers or amendments from TELKOM's bank lenders, result in breaches in covenants with its bank lenders and possibly defaults that lead to acceleration of TELKOM's bank debt. TELKOM is currently reviewing its loan agreements to determine the precise impact of developments and potential developments as described in this section on its compliance with those agreements.

     TELKOM's management is currently investigating other possible ramifications of the deficiencies in the 20-F and its May 27, 2003 press release.

     Compliance plan. TELKOM's board of commissioners, board of directors and audit committee have decided to take the following steps to bring the 20-F into full compliance with SEC rules:

     o TELKOM will seek to have its consolidated financial statements audited by an audit firm qualified to perform an audit under U.S. securities laws and SEC rules and to have this audit firm issue an audit report; although TELKOM will endeavor to do this as expeditiously as possible, the number of firms currently qualified to do this in Indonesia is limited and several of them may not be able to perform the TELKOM audit due to conflicts of interest;

     o TELKOM intends to confirm that its auditor will obtain necessary authorization to use in the 20-F the separate reports of the auditors of its subsidiaries whose audit reports are referred to in TELKOM's audit report included in its SEC compliant 20-F; and

     o TELKOM intends to make its 20-F fully compliant with SEC rules and promptly thereafter file another amendment to the 20-F with the SEC; however, because of the time expected to be involved in engaging an SEC-qualified auditor and having this auditor audit TELKOM's consolidated financial statements, TELKOM does not expect that it will be able to meet the June 30, 2003 deadline for this filing or the 15-day extension that may be available to TELKOM under Rule 12b-25 under the Securities Exchange Act; however, TELKOM will endeavor to proceed with this audit as expeditiously as possible.

     In addition, TELKOM intends to undertake all necessary action to comply with any requirements of the stock exchanges on which TELKOM's equity securities are listed and of BAPEPAM and the other securities regulators having jurisdiction over TELKOM regarding the matters discussed in this section.

     Although TELKOM intends to follow through on each aspect of the foregoing compliance plan, TELKOM cannot assure that it will succeed in meeting its ultimate goals of filing an amended 20-F that fully complies with SEC requirements and of otherwise achieving full compliance. Failure to achieve full compliance could have a material adverse impact on TELKOM as more fully specified under the heading "Material consequences" above.

     Woejanto Surandji
     -------------------
     Corporate Secretary


     For further information, please contact:

     Investor Relations Unit
     PT Telekomunikasi Indonesia, Tbk
     Tel: 62-21-5215109
     Fax: 62-21-5220500
     Email: investor@telkom.co.id
     Website: www.telkom.co.id

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                          PERUSAHAAN PERSEROAN (PERSERO)
                                          PT TELEKOMUNIKASI INDONESIA
                                          --------------------------------------
                                                      (REGISTRANT)




DATE     June 11, 2003                    BY /s/ Rochiman Sukarno
     ----------------------                  -----------------------------------
                                                        (SIGNATURE)

                                                      ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION UNIT